Exhibit 3.2
CERTIFICATE OF AMENDMENT TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
NUVVE HOLDING CORP.
Nuvve Holding Corp. (the “Corporation”), a corporation existing under and by virtue of General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:
1.      The name of the Corporation is Nuvve Holding Corp.
2.      The Corporation’s Certificate of Incorporation was originally filed with the Secretary of State of the State of Delaware on November 10, 2020, under the name of NB Merger Corp. The Amended and Restated Certificate of Incorporation of the Corporation (as amended, the “Amended and Restated Certificate of Incorporation”) was filed in the office of the Secretary of State of the State of Delaware on March 19, 2021.
3.     The Board of Directors of the Corporation (the “Board”), acting in accordance with the provisions of Sections 141 and 242 of the DGCL, adopted resolutions amending the Amended and Restated Certificate of Incorporation as follows:
The first sentence of Article FOURTH, is amended and restated to read in its entirety as follows:
“FOURTH: The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 401,000,000 of which 400,000,000 shares shall be Common Stock of the par value of $0.0001 per share (“Common Stock”), and 1,000,000 shares shall be Preferred Stock of the par value of $0.0001 per share (“Preferred Stock”).”
4.      Thereafter, pursuant to a resolution of the Board, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted in accordance with the provisions of Section 242 of the DGCL
IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its Chief Executive Officer, as of the 29th day of December, 2025.

NUVVE HOLDING CORP.
/s/ Gregory Poilasne
Name:	Gregory Poilasne
Title:	Chief Executive Officer